Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Fourth Quarter and Full Year 2012 Financial Results

Jinjiang, Fujian Province, China, April 24, 2013–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the fourth quarter and for the full year ended December 31, 2012.

Fourth Quarter 2012 Summary

▪	Revenue was RMB 245.3 million (US$ 40.0 million), down 39.3% from the fourth quarter of 2011;
▪	Gross profit was RMB 29.3 million (US$ 4.9 million), down 79.0% from the fourth quarter of 2011;
▪	Gross profit margin was 12.0%, down 22.5% from the fourth quarter of 2011;
▪	Net profit was RMB 13.3 million (US$ 2.3 million), down 85.6% from the fourth quarter of 2011;
▪	On a quarter-to-quarter sequential basis, revenue was down 36.5%, gross profit was down 73.4% and net profit was down 81.8%.
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 14.6 million (US$ 2.5 million), down 85.0% from RMB 97.5 million (US$ 15.3 million) in the fourth quarter of 2011;
▪	Earnings per fully diluted share were RMB 0.65 (US$ 0.11).

Full Year 2012 Summary

▪	Revenue was RMB 1,444.9 million (US$ 230.7 million), down 3.1% as compared to full year 2011;
▪	Gross profit was RMB 381.0 million (US$ 60.8 million), down 18.5% as compared to full year 2011;
▪	Gross profit margin was 26.4%, down 4.9% as compared to full year 2011;
▪	Net profit was RMB 243.8 million (US$ 38.9 million), down 17.2% as compared to full year 2011;
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 249.5 million (US$ 39.8 million), down 20.0% from RMB 311.7 million (US$ 48.4 million) as compared to full year 2011;
▪	Earnings per fully diluted share were RMB 11.93 (US$ 1.91).

“We recorded disappointing financial results for the fourth quarter of the year due to continued challenging market conditions in China’s real estate and construction markets. These conditions resulted in significant decrease in the sales volume of our ceramic tile products for the quarter. We also experienced a decline in our average selling price in the quarter due to intensified price competition in our sector that caused us to reduce the price of our products to retain market share,” said Mr. Jiadong Huang, CEO of China Ceramics.

1

“Despite the quarter’s results, we believe that the operating fundamentals of our business are sound. In order to adjust to current market conditions and reduce operating costs, we shut down some plant capacity during the fourth quarter. We are currently utilizing production facilities capable of producing 46 million square meters per year out of a total annual productive capacity of 72 million square meters. We will continue to monitor the macroeconomic environment and act prudently in terms of utilizing our full production capacity. We are cautiously optimistic about an increase in demand and a rebound in pricing beginning in the second quarter of 2013 that would enable us to increase the utilization of our new and modern production capabilities.”

“We will continue to enhance our ceramic tile product offerings and competitive profile in order to reach more customers in China and abroad. We continue to be strategically positioned as a producer of high-end ceramic tiles that are becoming standard in many new construction and development projects. We are confident that our modern technologies and cost efficiencies will enable us to adapt to the operating pressures of today’s challenging market environment and successfully execute upon our long-term strategy, which is to be a market leader in producing specialized building materials products,” Mr. Huang continued.

“The urbanization and demographic trends in China are a long-term phenomenon that will lead to future demand for our products as current real estate fluctuations moderate over time. Even as we adopt measures in the short-term to enable us to reach our customers more effectively, we are confident that the branding and market positioning that enabled us to become a premier ceramic tile producer will generate sound financial metrics once the building materials sector returns to more normalized conditions,” CEO Jiadong Huang concluded.

Fourth Quarter 2012 Results

Revenue for the fourth quarter ended December 31, 2012 was RMB 245.3 million (US$ 40.0 million), down 39.3% from RMB 404.5 million (US$ 63.8 million) for the fourth quarter ended December 31, 2011. The year-over-year decrease in revenue was primarily driven by a 29.8% decrease in the sales volume of ceramic tiles to 8.7 million square meters in the fourth quarter of 2012 from 12.4 million square meters in the fourth quarter of 2011. The decrease in revenue was also driven by a 13.8% decrease in the Company’s average selling price, which decreased in the fourth quarter of 2012 to RMB 28.2 per square meter compared to RMB 32.7 per square meter in the comparable quarter of 2011. The Company attributes its reduced sales volume to the continued challenging business conditions in China’s real estate sector. Beginning in December 2012, the Company reduced the selling price of its ceramic tile products to be competitive in the market and maintain its market share. The Company believes that the decrease in the pricing of its ceramic tile products is temporary and that product pricing will revert to normal levels once business conditions improve.

Gross profit for the fourth quarter ended December 31, 2012 was RMB 29.3 million (US$ 4.9 million), down 79.0% from RMB 139.4 million (US$ 21.9 million) for the fourth quarter ended December 31, 2011. The year-over-year decrease in gross profit was attributable to lower sales volume and the decrease in the average selling price of the Company’s ceramic tiles in the quarter. Gross profit margin was 12.0% for the fourth quarter ended December 31, 2012 compared to 34.5% for the same period in 2011. The year-over-year decrease in gross profit margin for the fourth quarter was caused by a decrease in the average selling price of ceramic tiles in the quarter.

Administrative expenses for the fourth quarter ended December 31, 2012 were RMB 6.6 million (US$ 1.1 million), down 45.9% from RMB 12.2 million (US$ 1.9 million) in the fourth quarter of 2011. The year-over-year decrease in administrative expenses was primarily due to a reduction to RMB 1.3 million (US$ 0.2 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan. The comparable non-cash share-based expenses were RMB 5.4 million (US$ 0.8 million) in the same period in 2011. It is expected that additional non-cash share-based compensation expenses of approximately RMB 2.4 million (US$ 0.4 million) will be incurred between January 2013 to January 2014.

2

Profit from operations before taxation for the fourth quarter ended December 31, 2012 was RMB 18.6 million (US$ 3.2 million), down 85.2% from RMB 125.4 million (US$ 19.7 million) in the fourth quarter of 2011. The year-over-year decrease in profit from operations was primarily the result of lower gross profit in the fourth quarter of 2012.

Net profit for the fourth quarter ended December 31, 2012 was RMB 13.3 million (US$ 2.3 million), down 85.6% from RMB 92.2 million (US$ 14.5 million) in the comparable period of 2011. The year-over-year decrease in net profit was primarily the result of lower gross profit in the fourth quarter of 2012.

Earnings per fully diluted share were RMB 0.65 (US$ 0.11) for the fourth quarter ended December 31, 2012, down 85.6% from RMB 4.51 (US$ 0.71) over the same period in 2011. Earnings per fully diluted share in the fourth quarter of 2012 and 2011 were computed using 20.4 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 19.9 million (US$ 3.4 million) in the fourth quarter ended December 31, 2012, down 84.8% from RMB 130.8 million (US$ 20.6 million) in 2011.

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 14.6 million (US$ 2.5 million) in the fourth quarter ended December 31, 2012, a decrease of 85.0% from RMB 97.5 million (US$ 15.3 million) in the fourth quarter of 2011.

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 0.71 (US$ 0.12) in the fourth quarter ended December 31, 2012, down 85.1% from RMB 4.77 (US$ 0.75) in the same period of 2011.

Full Year 2012 Results

Revenue for the year ended December 31, 2012 decreased by 3.1% to RMB 1,444.9 million (US$ 230.7 million) compared to the year ended December 31, 2011. Gross profit was RMB 381.0 million (US$ 60.8 million), down 18.5% from RMB 467.2 million (US$ 72.5 million) in the year ended December 31, 2011. Gross margin was 26.4% compared to 31.3% in the same period of 2011. Selling expenses were RMB 11.4 million (US$ 1.8 million), compared to RMB 11.8 million (US$ 1.8 million) in the same period of 2011. Administrative expenses were RMB 30.0 million (US$ 4.8 million), compared to RMB 46.1 million (US$ 7.1 million) for the same period of 2011. Net profit for the year ended December 31, 2012 was RMB 243.8 million (US$ 38.9 million), down 17.2% from the same period of 2011. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 249.5 million (US$ 39.8 million) for the year ended December 31, 2012, a decrease of 20.0% from RMB 311.7 million (US$ 48.4 million) in the same period of 2011. Earnings per fully diluted share were RMB 11.93 (US$ 1.91) for the year ended December 31, 2012 and RMB 12.21 (US$ 1.95) on a non-GAAP basis, down from RMB 14.41 (US$ 2.24) and RMB 15.26 (US$ 2.37) on a non-GAAP basis in the same period of 2011. Earnings per fully diluted share for the year 2012 and 2011 were computed using 20.4 million shares.

Fourth Quarter 2012 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 89.4 million (US$ 14.4 million) as of December 31, 2012, compared with RMB 42.1 million (US$ 6.7 million) as of December 31, 2011. The increase in cash and bank balances was the result of sustained profits and reduced capital expenditures during the year ended December 31, 2012.

3

▪	Inventory turnover was 101 days as of December 31, 2012 compared with 84 days as of December 31, 2011. The increase in inventory turnover reflects the decrease in sales volume of ceramic titles, which resulted in slower moving of finished goods at year-end 2012.
▪	Trade receivables turnover was 117 days as of December 31, 2012 compared with 93 days as of December 31, 2011. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 100 days as of December 31, 2012 compared with 79 days as of December 31, 2011. The increase in average turnover days was mainly due to the Company having extended the credit period for certain customers to address funding pressures of those customers in the quarter ended December 31, 2012.
▪	Trade payables turnover was 64 days as of December 31, 2012 compared with 77 days as of December 31, 2011. The average turnover days were within the Company’s normal credit period.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 33.2 million (US$ 5.2 million) for the quarter ended December 31, 2012, compared to RMB 67.3 million (US$ 10.5 million) of cash flow generated from operating activities in the same period in 2011. The year-over-year decrease of RMB 100.5 million (US$ 15.7 million) was mainly due to the decrease in revenue in this quarter and the extended credit period for certain customers at year-end 2012.

Cash flow generated from investing activities in the quarter ended December 31, 2012 was RMB 0.07 million (US$ 0.01 million) due to interest received, compared to RMB 63.7 million (US$ 10.3 million) of cash flow used in investing activities in the same period of 2011, due to acquisition of property, plant and equipment.

Cash flow used in financing activities was nil for the quarter ended December 31, 2012, as compared to RMB 10.0 million (US$ 1.5 million) used in financing activities for the same period of 2011, due to the repayment of bank borrowings.

Plant Capacity and Capital Expenditures Update

Given the continued challenging economic climate for real estate development and construction in China, the Company is currently utilizing plant facilities capable of producing 46 million square meters of ceramic tiles annually out of an annual production capacity out of 72 million square meters which is available to the Company. This represents a reduction in plant capacity from that utilized in the third quarter of 2012 capable of producing 56 million square meters of ceramic tiles annually. Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized capacity capable of producing 34 million square meters of ceramic tiles annually in the fourth quarter of 2012. Our Hengdali facility has an annual productive capacity of 30 million square meters and we utilized capacity capable of producing 12 million square meters of ceramic tiles annually in the fourth quarter of 2012.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company had no capital expenditures in the first and second quarters of 2012, and used $3 million in the third quarter for the replacement of old equipment at its Hengda facility. The company had no capital expenditures in the fourth quarter of 2012.

4

Business Outlook

As a result of the slowdown in China’s construction and real estate sectors, in the fourth quarter of 2012, the Company experienced a contraction in both its sales volume and average selling price related to both the comparable year-ago quarter and sequentially from the third quarter of 2012. The Company’s sales volume (the amount of square meters of ceramic tile sold) decreased 29.8% in the fourth quarter relative to the comparable year-ago quarter and 28.7% from the third quarter of 2012. In addition, the average selling price of the Company’s ceramic tiles decreased 13.7% in the fourth quarter relative to the comparable year-ago quarter and 2.5% from the third quarter of 2012. In the third quarter of 2012, the Company was able to largely offset a decline in its sales volume through an improved average selling price due to its customers’ migration to higher margin ceramic tiles. However, due to the sluggish construction sector and intensified competition, the Company enacted a temporary strategy to reduce the average selling price of its ceramic tile products in the fourth quarter in order to hold its market position.

The Company was strategic in terms of determining those products for which it temporarily reduced prices in order to avoid a widespread predatory pricing environment or an erosion of its name brand. We believe that we needed to counter the actions of ceramic tile producers who did not previously compete with us but recently entered portions of our market with prices that were lower than normal. We decided to compete with these competitors head-on in order to retain our customers and market share.

Subsequent to the price cuts that the Company enacted in the fourth quarter, we experienced an increase in our average selling price in February and March from the lows that occurred in the December to January time frame, where we reduced our average selling price in order to meet competitors’ sharp discounting and retain market share.  Further, recent data from April shows a return to a lesser discount price environment which was in place prior to December of 2012.

As is widely known, China’s real estate sector has been under pressure due to speculative activities and government policies that restricted construction with the intention to rein in rising prices. However, the Company sees some positive developments in recent reports that the government is urging local planning authorities to free up land supplies for housing development. It is possible that the government report due out in late April could outline a formal plan that would free up land supplies for housing which would spur real estate development and construction. Further, reports indicate that real estate developers have improved their liquidity as funding channels have reopened. These factors could support the beginning of new construction activity that would bode well for China’s building materials sector and induce a change in the current market environment.

The Company’s backlog of orders for delivery in the first quarter of 2013 is approximately RMB 141.9 million (US$ 22.8 million), which would represent a year-over-year decrease in revenue for the first quarter of 2013 as compared to revenues recorded in the first quarter of 2012. This negative year-over-year comparison represents a change from previous quarters which had generally shown strong positive year-over-year comparisons. Under normal circumstances, the Company’s backlog is an indicator of business in the next quarter, though it is subject to change as a result of unforeseen business conditions and events. The Company estimates that its sales volume of ceramic tiles in the first quarter of 2013 will be approximately 6.1 million square meters.

As indicated previously, the Company believes that this reduction has to do with a general slowdown in the real estate and construction sectors in China as customers are deferring orders and/or are waiting to start new projects. Further, some of the Company’s customers may be delaying projects to see if the government adopts new policies to aid the construction industry. In terms of the construction sector’s long-term fundamentals, continued urbanization and demographic trends favor the building of new residential properties in China, and government support for an increase in both affordable and senior housing should also generate opportunities for real estate development companies.

5

Given the slowdown in domestic demand, the Company believes that it is unlikely that it will bring the unused 26 million square meters of annual productive capacity online at its two facilities until macroeconomic conditions improve. The Company’s utilization of its online productive capacity for its two facilities was 68.3% in the fourth quarter of 2012, a decrease from 86.6% in the third quarter of 2012.

To retain its competitive edge, the Company will maintain its currently wide range of product offerings and continue to augment it with new products from its research and development program which has the potential to result in products that realize higher margins. The Company believes that a core competitive advantage is its ability to innovate and introduce new products into the product mix for customers.

Dividends

The Company announced that it will pay a semi-annual cash dividend of $0.10 per share. The first two cash dividends will be payable on July 13, 2013 and January 14, 2014, with record dates of June 13, 2013 and December 13, 2013, respectively.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Wednesday, April 24, 2013. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 51415868. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on April 24, 2013. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 51415868 for the replay.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

6

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

7

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at December 31, 2012	As at December 31, 2011

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	795,983	843,429
Land use rights	30,598	31,267
Goodwill	3,735	3,735
Deferred tax asset	1,059	-
	831,375	878,431

Current assets
Inventories	290,603	291,781
Trade receivables	455,885	473,209
Prepayments and other receivables	4,092	26,377
Cash and bank balances	89,448	42,149
	840,028	833,516

Current liabilities
Trade payables	115,123	252,682
Accrued liabilities and other payables	51,169	44,349
Interest-bearing bank borrowings	10,000	125,000
Income tax payable	869	35,090
	177,161	457,121
Non-current liabilities
Long term borrowings	50,000	60,000
Deferred tax liabilities	1,052	1,087
	51,052	61,087

Net current assets	662,867	376,395

Net assets	1,443,190	1,193,739

EQUITY
Total shareholders’ equity	1,443,190	1,193,739

8

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2012	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	245,330	386,282	404,452	1,444,891	1,491,574
Cost of Sales	(216,004)	(276,238)	(265,102)	(1,063,892)	(1,024,336)
Gross profit	29,326	110,044	139,350	380,999	467,238
Selling and distribution expenses	(2,591)	(2,991)	(3,093)	(11,378)	(11,832)
Administrative expenses	(6,632)	(6,611)	(12,199)	(29,974)	(46,079)
Finance costs	(1,189)	(1,789)	(3,771)	(9,319)	(11,067)
Other income/(expenses)	(293)	(789)	5,148	(1,565)	2,244
Profit before taxation	18,621	97,864	125,435	328,763	400,504
Income tax expense	(5,338)	(25,053)	(33,265)	(84,932)	(106,065)
Net Profit for the period	13,283	72,811	92,170	243,831	294,439
Attributable to: Shareholders of the Company
EPS-Basic	0.65	3.56	4.51	11.93	14.41
EPS-Diluted	0.65	3.56	4.51	11.93	14.41
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE
	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2012	2012	2011	2012	2011

Sales volume (square meters)	8,686,025	12,196,187	12,355,462	46,168,354	52,163,367
Average Selling Price (in RMB/square meter)	28.2	31.7	32.7	31.3	28.6
Average Selling Price (in USD/square meter)	4.6	5.1	5.2	5.0	4.4

9

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2012	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Profit before taxation	18,621	97,864	125,435	328,763	400,504
Adjustments for
Amortization of land use rights	167	167	167	669	669
Depreciation of property, plant and equipment	16,832	16,493	15,022	66,186	48,410
Loss on disposal of property, plant and equipment	-	512	-	512	1,155
Provision for inventory	(3,179)	1,576	-	4,237	-
Share-based compensation	1,286	1,294	5,376	5,651	17,295
Finance costs	1,189	1,789	3,771	9,319	11,067
Interest income	(72)	(89)	(63)	(380)	(494)
Operating profit before working capital Changes	34,844	119,606	149,708	414,957	478,606
(Increase)/decrease in inventories	53,927	(8,781)	(35,304)	(3,059)	(114,564)
(Increase)/decrease in trade receivables	22,563	37,511	2,904	17,324	(190,233)
(Increase)/decrease in other receivables and prepayments	(2,783)	6,628	(10,943)	22,285	(17,470)
Increase/(decrease) in trade payables	(119,162)	(22,957)	(6,957)	(137,559)	74,301
Increase/(decrease) in accrued liabilities and other payables	3,934	(1,104)	(2,041)	6,870	(1,760)
Cash generated from operations	(6,677)	130,903	97,367	320,818	228,880
Interest paid	(1,142)	(1,861)	(3,771)	(9,370)	(11,067)
Income tax paid	(25,399)	(30,507)	(26,258)	(120,247)	(93,586)

Net cash generated from/(used in) operating activities	(33,218)	98,535	67,338	191,201	124,227

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	269	-	269	7,772
Acquisition of property, plant and Equipment	-	(19,520)	(63,760)	(19,520)	(441,605)
Interest received	72	89	63	380	494

Net cash generated from/(used in) investing activities	72	(19,162)	(63,697)	(18,871)	(433,339)

Cash flows from financing activities
Bank borrowings obtained	-	-	33,000	-	173,000
Repayment of short-term loans	-	(35,000)	(43,000)	(125,000)	(85,000)

Net cash generated from/(used in) financing activities	-	(35,000)	(10,000)	(125,000)	88,000

Net increase/(decrease) in cash and cash equivalents	(33,146)	44,373	(6,359)	47,330	(221,112)
Cash and cash equivalents, beginning of period	122,615	78,274	48,545	42,149	263,495
Effect of foreign exchange rate Differences	(21)	(32)	(37)	(31)	(234)

Cash and cash equivalents, end of period	89,448	122,615	42,149	89,448	42,149

10

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at December 31, 2012	As at December 31, 2011

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	127,764	134,007
Land use rights	4,911	4,968
Goodwill	600	593
Deferred tax asset	170	-
	133,445	139,568

Current assets
Inventories	46,645	46,359
Trade receivables	73,175	75,185
Prepayments and other receivables	657	4,191
Cash and bank balances	14,357	6,697
	134,834	132,432

Current liabilities
Trade payables	18,479	40,147
Accrued liabilities and other payables	8,213	7,047
Interest-bearing bank borrowings	1,605	19,860
Income tax payable	140	5,575
	28,437	72,629
Non-current liabilities
Long term borrowings	8,026	9,533
Deferred tax liabilities	169	173
	8,195	9,706

Net current assets	106,397	59,803

Net assets	231,647	189,665

EQUITY
Total shareholders’ equity	231,647	189,665

11

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2012	2012	2011	2012	2011

Revenue	40,011	62,116	63,828	230,740	231,361
Cost of Sales	(35,084)	(44,412)	(41,884)	(169,897)	(158,887)
Gross profit	4,927	17,704	21,944	60,843	72,474
Selling and distribution expenses	(420)	(480)	(488)	(1,817)	(1,835)
Administrative expenses	(1,076)	(1,065)	(1,926)	(4,787)	(7,147)
Finance costs	(195)	(290)	(593)	(1,488)	(1,717)
Other expenses/income	(48)	(126)	796	(250)	348
Profit before taxation	3,188	15,743	19,733	52,501	62,123
Income tax expense	(908)	(4,030)	(5,233)	(13,563)	(16,452)
Net Profit for the period	2,280	11,713	14,500	38,938	45,671
Attributable to: Shareholders of the Company
EPS-Basic	0.11	0.57	0.71	1.91	2.24
EPS-Diluted	0.11	0.57	0.71	1.91	2.24
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838

12

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2012	2012	2011	2012	2011

Cash flows from operating activities
Profit before taxation	3,188	15,743	19,733	52,501	62,123
Adjustments for	-
Amortization of land use rights	27	27	27	107	104
Depreciation of property, plant and equipment	2,722	2,650	2,364	10,569	7,509
Loss on disposal of property, plant and equipment	-	81	-	81	178
Provision for inventory	(502)	255	-	677	-
Share-based compensation	208	208	846	902	2,683
Finance costs	195	290	593	1,488	1,717
Interest income	(12)	(14)	(11)	(61)	(77)
Operating profit before working capital Changes	5,826	19,240	23,552	66,264	74,237
(Increase)/decrease in inventories	8,572	(1,438)	(5,555)	(489)	(17,770)
(Increase)/decrease in trade receivables	3,600	5,928	257	2,767	(29,507)
(Increase)/decrease in other receivables and prepayments	(427)	1,070	(1,704)	3,559	(2,710)
Increase/(decrease) in trade payables	(19,042)	(3,646)	(997)	(21,967)	11,525
Increase/(decrease) in accrued liabilities and other payables	630	(172)	(316)	1,097	(273)
Cash generated from operations	(841)	20,982	15,237	51,231	35,502
Interest paid	(188)	(302)	(593)	(1,496)	(1,717)
Income tax paid	(4,122)	(4,906)	(4,140)	(19,203)	(14,516)

Net cash generated from/(used in) operating activities	(5,151)	15,774	10,504	30,532	19,269

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	43	-	43	1,198
Acquisition of property, plant and Equipment	-	(3,104)	(10,269)	(3,104)	(68,498)
Interest received	12	14	11	61	77

Net cash generated from/(used in) investing activities	12	(3,047)	(10,258)	(3,000)	(67,223)

Cash flows from financing activities
Bank borrowings obtained	-	-	5,259	-	26,834
Repayment of short-term loans	-	(5,642)	(6,713)	(19,875)	(13,185)

Net cash generated from/(used in) financing activities	-	(5,642)	(1,454)	(19,875)	13,649

Net increase/(decrease) in cash and cash equivalents	(5,139)	7,085	(1,208)	7,657	(34,305)
Cash and cash equivalents, beginning of period	19,510	12,321	7,611	6,697	39,923
Effect of foreign exchange rate Differences	(14)	104	294	3	1,079

Cash and cash equivalents, end of period	14,357	19,510	6,697	14,357	6,697

13

Source: China Ceramics Co., Ltd.

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the fourth quarter of 2012, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended December 31, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	18,621	1,286	19,907	3,188	208	3,396
Net profit	13,283	1,286	14,569	2,280	208	2,488
EPS-Basic	0.65		0.71	0.11		0.12
EPS-Diluted	0.65		0.71	0.11		0.12

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended September 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	97,864	1,294	99,158	15,743	208	15,951
Net profit	72,811	1,294	74,105	11,713	208	11,921
EPS-Basic	3.56		3.63	0.57		0.58
EPS-Diluted	3.56		3.63	0.57		0.58

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended December 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	125,435	5,376	130,811	19,733	846	20,579
Net profit	92,170	5,376	97,546	14,500	846	15,346
EPS-Basic	4.51		4.77	0.71		0.75
EPS-Diluted	4.51		4.77	0.71		0.75

14

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Year ended December 31, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	328,763	5,651	334,414	52,501	902	53,403
Net profit	243,831	5,651	249,482	38,938	902	39,840
EPS-Basic	11.93		12.21	1.91		1.95
EPS-Diluted	11.93		12.21	1.91		1.95

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Year ended December 31, 2011

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	400,504	17,295	417,799	62,123	2,683	64,806
Net profit	294,439	17,295	311,734	45,671	2,683	48,354
EPS-Basic	14.41		15.26	2.24		2.37
EPS-Diluted	14.41		15.26	2.24		2.37

(1) Share-based compensation.

Source: China Ceramics Co., Ltd.

###

15